DXI Energy Lenders Extend C$6.5mm Loan Maturity
Date to November 30, 2018
Extension Provides Long Term Flexibility to Support Growth Initiatives

VANCOUVER, BRITISH COLUMBIA, November 18, 2015 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced that it has extended the maturity date of the C$6.5 million bridge facilities due on December 31, 2015 to November 30, 2018. As previously reported, these funds were utilized to fund DXI’s expenditures for the expansion of production, including costs incurred for the Mancos discovery well at the Kokopelli project, and were provided by companies associated with a principal and director of DXI.

In consideration for the extension, the parties have agreed as follows:

  The interest rate of the amended facility remains unchanged and the Company may repay the balance owed at any time without penalty.

  Subject to the approval of the NYSE MKT and the TSX, the Company will issue to the lenders 90% warrant coverage to purchase 13,000,000 common shares at a price of C$0.45 / US$0.35 per share for a period of 5 years from the date of issuance. These warrants will be subject to a hold period of four months and one day from the date of issuance.

  The Company, through its wholly-owned subsidiaries, will grant additional security to the Lenders.

  The Company will subordinate the security to any subsequently incurred senior secured debt provided that the proceeds are used to repay the lenders.

The Board of Directors (with the principal/ director involved in a portion of the transaction declared his conflict of interest and appropriately abstained from voting) unanimously approved the extension transaction.

The Company further announces that it has filed its annual Form 20-F Report (“Form 20-F”) for the year ended December 31, 2014 with the Securities Exchange Commission on April 22, 2015. The Form 20-F includes the Company's annual audited financial statements for the year ended December 31, 2014 as well as the related "Management's Discussion & Analysis" for the year then ended. Copies of the Form 20-F can be found on the Company's website at "www.dxienergy.com"and on EDGAR. Shareholders wishing to obtain a hard copy of the complete audited financial statements for the year ended December 31, 2014 free of charge can contact the Company via the email addresses on our website or by telephone at 604-638-5050.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,998 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements regarding the issuance of warrants that are subject to the approval of the NYSE MKT and the TSX and other statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assumption that NYSE MKT and TSX approval will be obtained and also implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dxienergy.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dxienergy.com